EXHIBIT 99.1

ITW NEWS RELEASE

Federal Jury Renders a Favorable Verdict for Wilsonart in
High-Pressure Laminate Class Action Lawsuit

GLENVIEW, ILLINOIS—(May 24, 2006)—Illinois Tool Works Inc. (NYSE:ITW) today said that a federal jury in New York rendered a favorable verdict for its Wilsonart International, Inc. business as part of a consolidated class action lawsuit filed in June 2000 on behalf of purchasers of high-pressure laminate. After a two-month trial, the jury unanimously rejected claims that Wilsonart participated in an alleged conspiracy with competitors to fix, raise, maintain or stabilize prices for high-pressure laminate between 1994 and 2000.

"We are very pleased with the verdict," said David B. Speer, ITW's chairman and chief executive officer. "We've maintained all along that Wilsonart never violated the law, and we have always believed that a jury would see these claims were without any basis." ITW had not recorded any reserves related to this case.

As a wholly owned subsidiary of ITW, Wilsonart International is a leading manufacturer of decorative surfacing products, including Wilsonart Laminate, Wilsonart Solid Surface and Wilsonart Flooring. Based in Temple, Texas, the company this year is celebrating 50 years in business. Wilsonart was acquired by ITW in 1999 as part of the Premark International, Inc. transaction.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding litigation. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated.

ITW is a $12.8 billion in revenues diversified manufacturer of highly engineered components and industrial systems and consumables. The company consists of approximately 700 business units in 48 countries and employs some 50,000 people.

Contact: John Brooklier, 847-657-4104 or jbrooklier@itw.com